UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 15
CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION
UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934
Commission File Number: 001-15103
Invacare Corporation
(Exact name of registrant as specified in its charter)
One Invacare Way
Elyria, Ohio 44035
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Shares, without par value
(Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Approximate number of holders of record as of the certification or notice date: None*

*As previously disclosed, on January 31, 2023 (the “Petition Date”), Invacare Corporation (“Old Invacare”) and two of its U.S. direct subsidiaries (collectively, the “Debtors” or “Company Parties”) filed voluntary petitions under chapter 11 of the U.S. Bankruptcy Code (the “Bankruptcy Code”) in the U.S. Bankruptcy Court for the Southern District of Texas (the “Bankruptcy Court”). On the Petition Date, the Bankruptcy Court granted the Company Parties’ motion seeking to jointly administer their chapter 11 cases under the caption In re Invacare Corporation, et al,. Case No. 23-90068 (CML) (the “Chapter 11 Cases”). On April 28, 2023, the Bankruptcy Court confirmed the Company Parties’ First Amended Joint Chapter 11 Plan of Invacare Corporation and Its Debtor Affiliates (Technical Modifications) (as so amended, the “Plan”). On May 5, 2023 (the “Effective Date”), the Plan became effective in accordance with its terms and the Debtors emerged from the Chapter 11 Cases.

In accordance with the Plan, on the Effective Date, all equity securities in Old Invacare outstanding prior to the Effective Date, including Old Invacare’s common shares, without par value (the “Old Common Shares”), were canceled, released and extinguished, and are of no further force or effect without any need for a holder of Old Common Shares to take further action with respect thereto. Invacare Holdings Corporation, a Delaware corporation (the “Company”), is the successor issuer to Old Invacare under Rule 12g-3(a) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). This Form 15 is intended to terminate the registration of the Old Common Shares of Old Invacare under Section 12(g) of the Exchange Act, and to terminate and suspend all filing obligations under Section 12(g) and Section 15(d), respectively, with respect to the Old Common Shares. This Form 15 relates solely to the reporting obligations of Old Invacare and does not affect the reporting obligations of the Company, which is the successor registrant to Old Invacare under the Exchange Act.

Pursuant to the requirements of the Securities Exchange Act of 1934, Invacare Corporation has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Invacare Corporation

Date: May 17, 2023	By:	/s/ Anthony C. LaPlaca
	Name:	Anthony C. LaPlaca
	Title:	Senior Vice President, General Counsel, Chief Administrative Officer and Secretary